

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 8, 2017

Kenneth D. Russell
Interim President and Chief Executive Officer
First Acceptance Corporation
3813 Green Hills Village Drive
Nashville, Tennessee 37215

      Re: First Acceptance Corporation
           Form 10-K for Fiscal Year Ended December 31, 2016
           Filed March 14, 2017
           File No. 001-12117

Dear Mr. Russell:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence by the staff.

                                      Division of Corporation Finance
                                      Office of Healthcare and
                                      Insurance